The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED DECEMBER 5, 2006

                                                FILED PURSUANT TO RULE 424(b)(5)
                                               REGISTRATION FILE NO.: 333-134553

PRELIMINARY PRICING SUPPLEMENT
to Prospectus Supplement dated October 5, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

                                   $65,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
                        0.25% Notes Due December 12, 2013
       Performance Linked to the Common Stock of Under Armour, Inc. (UARM)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series I, this preliminary pricing supplement and the accompanying prospectus supplement, dated October 5, 2006
(the "synthetic convertible prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the "MTN prospectus supplement") and the accompanying prospectus dated May 30, 2006 (the "base prospectus"). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK ISSUER: The common stock of Under Armour, Inc. Under Armour,
     Inc. is not involved in this offering and has no obligation with respect to the notes.

o    PRINCIPAL AMOUNT: $1,000 per note, and in the aggregate, $65,000,000.

o    STATED MATURITY DATE: December 12, 2013, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, as described on page S-17 of the
     MTN prospectus supplement.

o    VALUATION DATE RELATED TO THE STATED MATURITY DATE: December 9, 2013,
     subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page SS-18 of the synthetic convertible prospectus supplement.

o    INTEREST RATE: 0.25% per annum.

o    INTEREST PAYMENT DATES: June 12 and December 12 of each year, beginning on
     June 12, 2007.

o    INTEREST PAYMENT RECORD DATES: 15 calendar days prior to each interest payment date.

o    THRESHOLD VALUE: 132.36% of the average execution price per share of common stock that an affiliate of Lehman Brothers Holdings will pay to hedge
     Lehman Brothers Holdings' obligations under the notes.

o    EARLIEST REDEMPTION DATE: December 5, 2009.

o    REDEMPTION NOTICE PERIOD: 30 calendar days.

o    OPTIONAL REPURCHASE NOTICE PERIOD: Eight business days.

o    DETERMINATION PERIOD: Three business days.

o    MULTIPLIER: The initial multiplier for the shares of common stock of Under
     Armour, Inc. is 1.0. The multiplier is subject to adjustment under various circumstances, as described under the caption "Description of the
     Notes-Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-19 of the synthetic convertible prospectus supplement, including if Under Armour, Inc. pays a cash dividend on its shares of common stock. The effective adjustment date for adjusting the multiplier will be the first business day immediately following the 15th day of each January, April, July and October and the valuation date, as applicable.

o    STOCK SETTLEMENT: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption "Description of the Notes-Stock settlement" on page
     SS-25 of the synthetic convertible prospectus supplement. Lehman Brothers
     Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

o    DENOMINATIONS: $1,000 and whole multiples of $1,000.

o    LISTING: The notes will not be listed on any exchange.

o    CUSIP NO.: 524908UC2

o    ISIN NO.: US524908UC20

 Investing in the notes involves risks. Risk Factors begin on page SS-6 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                                                          Per Note      Total
                                                          --------   -----------
Public offering price..................................    100.00%   $65,000,000
Underwriting discount..................................      0.25%   $   162,500
Proceeds to Lehman Brothers Holdings...................     99.75%   $64,837,500

                                   ----------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $9,750,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about December 12, 2006.

                                   ----------

                                LEHMAN BROTHERS

December   , 2006

     EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that (a) Under Armour,
Inc. does not pay any cash dividends on its shares of common stock during the term of the notes and (b) the threshold value is $61.5474.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $40.00:

Alternative redemption amount per $1,000 note =

                 $40.00
     $1,000  x   --------   =   $649.90
                 $61.5474

As a result, on the stated maturity date or upon redemption, you would receive
$1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than $649.90.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 25 shares of common stock of Under Armour, Inc. plus $0.00 in cash, plus accrued but unpaid interest, at maturity, or 16 shares of common stock of Under Armour, Inc. plus
$9.90 in cash, plus accrued but unpaid interest, upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held
$65,000,000 aggregate principal amount of notes, you would receive, in total,
1,625,000 shares of common stock of Under Armour, Inc. plus $0.00 in cash, plus accrued but unpaid interest, at maturity, or 1,056,087 shares of common stock of
Under Armour, Inc. plus $20.00 in cash, plus accrued but unpaid interest, upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $65.00:

Alternative redemption amount per $1,000 note =

                 $65.00
     $1,000  x   --------   =   $1,056.09
                 $61.5474

As a result, on the stated maturity date or upon redemption, you would receive
$1,056.09, plus accrued but unpaid interest, per $1,000 note because $1,056.09 is greater than $1,000.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 16 shares of common stock of Under Armour, Inc. plus $16.09 in cash, plus accrued but unpaid interest, at maturity or upon repurchase. To the extent that you hold more than
$1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
$1,000 note, basis. For example, if you held $65,000,000 aggregate principal amount of notes, you would receive, in total, 1,056,090 shares of common stock of Under Armour, Inc. plus $0.00 in cash, plus accrued but unpaid interest, at maturity or upon repurchase.

To the extent the actual settlement value or threshold value differs from the values assumed above or that Under Amour, Inc. begins paying a cash dividend on its shares of common stock, the results indicated above would be different.

                                      PS-2

                       INDEX STOCK ISSUER AND INDEX STOCK

UNDER ARMOUR, INC.

Lehman Brothers Holdings has obtained the following information regarding Under
Armour, Inc. from Under Armour, Inc.'s reports filed with the SEC.

Under Armour, Inc.'s principal business activity is the design, development, marketing and distribution of technologically advanced, branded performance products for men, women and youth. Under Armour, Inc. designs and sells a broad offering of apparel and accessories that utilize a variety of synthetic microfiber fabrications. Under Armour, Inc.'s active wear and sports apparel accessories are designed to wick perspiration away from the skin, help regulate body temperature, enhance comfort and mobility and improve performance regardless of weather condition.

Under Armour, Inc.'s products are offered worldwide in over 8,700 retail stores and can currently be purchased across the United States, Canada, Japan and the
United Kingdom through large national and regional chains of retailers, as well as smaller, independent and specialty retailers. Virtually all of Under Armour,
Inc.'s products are manufactured by unaffiliated manufacturers operating in 19 countries. Most of our products are manufactured in facilities outside of the
United States.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Under Armour, Inc. are quoted on The NASDAQ Stock
Market under the symbol "UARM". Under Armour, Inc. completed its IPO in November
2005.

The following table presents the high and low closing prices for the shares of common stock of Under Armour, Inc., as reported on The NASDAQ Stock Market during the fourth quarter in 2005 and each fiscal quarter in 2006 (through the business day immediately prior to the date of this preliminary pricing supplement), and the closing price at the end of the fourth quarter in 2005 and each quarter in 2006 (through the business day immediately prior to the date of this preliminary pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will not be below the threshold value on the valuation date related to the repurchase if you exercise your repurchase option, or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                     HIGH      LOW    PERIOD END
                                                    ------   ------   ----------
2005
   Fourth Quarter*...............................   $39.86   $13.00     $38.31
2006
   First Quarter.................................   $40.30   $26.55     $32.40
   Second Quarter ...............................    42.62    31.14      42.62
   Third Quarter ................................    42.91    32.45      40.02
   Fourth Quarter (through the business
      day immediately prior to the date of
      this preliminary pricing supplement).......    48.63    39.78      46.73

*    Note that stock began trading November 17, 2005.

                                      PS-5

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the notes are first issued until the stated maturity date, (b)
Under Armour, Inc. does not pay any cash dividends on its shares of common stock during the term of the notes and (c) the threshold value is $61.5474:

o    the hypothetical alternative redemption amount per $1,000 note;

o    the percentage change from the principal amount to the hypothetical alternative redemption amount;

o    the hypothetical total amount payable at stated maturity per $1,000 note
     (without interest);

o    the hypothetical total rate of return (without interest);

o    the hypothetical annualized pre-tax rate of return (without interest);

o    the hypothetical total rate of return (including interest); and

o    the hypothetical annualized pre-tax rate of return (including interest).

                                   PERCENTAGE    HYPOTHETICAL
                                  CHANGE FROM    TOTAL AMOUNT
                                 THE PRINCIPAL    PAYABLE AT                    HYPOTHETICAL                   HYPOTHETICAL
                  HYPOTHETICAL   AMOUNT TO THE      STATED       HYPOTHETICAL    ANNUALIZED     HYPOTHETICAL    ANNUALIZED
 HYPOTHETICAL      ALTERNATIVE    HYPOTHETICAL   MATURITY PER   TOTAL RATE OF   PRE-TAX RATE   TOTAL RATE OF   PRE-TAX RATE
  SETTLEMENT       REDEMPTION     ALTERNATIVE     $1,000 NOTE       RETURN        OF RETURN        RETURN        OF RETURN
 LEVEL ON THE      AMOUNT PER      REDEMPTION      (WITHOUT        (WITHOUT       (WITHOUT      (INCLUDING      (INCLUDING
VALUATION DATE     $1,000 NOTE       AMOUNT        INTEREST)      INTEREST)       INTEREST)      INTEREST)       INTEREST)
--------------    ------------   -------------   ------------   -------------   ------------   -------------   ------------

    $40.00          $  649.90        -35.01%       $1,000.00         0.00%          0.00%           1.75%          0.25%
     45.00             731.14        -26.89         1,000.00         0.00           0.00            1.75           0.25
     50.00             812.38        -18.76         1,000.00         0.00           0.00            1.75           0.25
     55.00             893.62        -10.64         1,000.00         0.00           0.00            1.75           0.25
     61.5474 (1)     1,000.00          0.00         1,000.00         0.00           0.00            1.75           0.25
     66.55           1,081.23          8.12         1,081.23         8.12           1.12            9.87           1.35
     71.55           1,162.47         16.25         1,162.47        16.25           2.17           18.00           2.39
     76.55           1,243.71         24.37         1,243.71        24.37           3.16           26.12           3.37
     81.55           1,324.95         32.50         1,324.95        32.50           4.10           34.25           4.30

----------
(1)  This figure reflects the assumed threshold value.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-6

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings will not determine the actual comparable yield of the notes until they are issued. You can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers
Holdings at the following address:

Controller's Office
Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019
(212) 526-7000

Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

                                      PS-7

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $9,750,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $74,750,000, $186,875 and $74,563,125 respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about December 12, 2006, which is the fifth business day following the date of the pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of the pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of the pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate will enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

                                      PS-8

                                   $65,000,000

                          LEHMAN BROTHERS HOLDINGS INC.

                           MEDIUM-TERM NOTES, SERIES I
                        0.25% NOTES DUE DECEMBER 12, 2013

                            PERFORMANCE LINKED TO THE
                    COMMON STOCK OF UNDER ARMOUR, INC. (UARM)

                                   ----------

                         PRELIMINARY PRICING SUPPLEMENT
                                DECEMBER 5, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 5, 2006,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 30, 2006 AND

                                   PROSPECTUS
                               DATED MAY 30, 2006)

                                   ----------

                                 LEHMAN BROTHERS